WORLD HEALTH ENERGY HOLDINGS, INC.

1825 NW Corporate Blvd., Suite 110

Boca Raton, FL 33431

July 23, 2020

Ms. Tracie Mariner

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE Washington, D.C. 20549

Re:	World Health Energy Holdings, Inc. Form 8-K Filed April 30, 2020 File No. 000-30256

Dear Ms. Mariner:

We are responding to the comment letter from the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, dated July 9, 2020, received by World Health Energy Holdings, Inc. (the “Company”) to the Current Report on Form 8-K filed by the Company on April 30, 2020.

In order to facilitate your review of the response of the Company to the Staff’s comment we have set forth the comment followed by the response.

Form 8-K Filed April 30, 2020

Item 9.01 Financial Statements and Exhibits, Page 20

1. Given the lack of operations and nominal assets of World Health Energy Holdings, Inc. there is no 71 day extension of time available to file the financial statements of the private operating companies, the pro forma information or other required information. The financial statements and pro forma information were due in the initial Form 8-K. Please refer to Item 9.01(c ) in the Form 8-K instructions and the definition of a shell company in rule 12b-2 under the Exchange Act. Please amend your 8-K to provide the required information

Response. We are currently completing the historical financial statements and the pro forma information and intend to file the same under cover of Form 8-K/A by July 27, 2020.

As to the substantive matter raised, we respectfully submit that that the Company was not a “shell company” as defined in Rule 12b-2 under the Securities Exchange Act of 1934 (the “Rule”), but rather a start-up which the Commission explicitly differentiates from “shell” companies.

In SEC Release No. 33-8587 (the “Release”) the Commission defined a shell company to mean a registrant, other than an asset-backed issuer, that has:

(A)	No or nominal operations; and

(B)	Either:

(1) No or nominal assets;

(2) Assets consisting solely of cash and cash equivalents; or

(3) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

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In the Release, the Commission stated that it intentionally did not define the term “nominal” and it did not set a quantitative threshold of what constitutes a shell company. The Commission goes on to state:

We are not defining the term “nominal,” as we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous. We have considered the comment that a quantitative threshold would improve the definition of a shell company; however, we believe that quantitative thresholds would, in this context, present a serious potential problem, as they would be more easily circumvented. We believe further specification of the meaning of “nominal” in the definition of a “shell company” is unnecessary and would make circumventing the intent of our regulations and the fraudulent misuse of shell companies easier.

As such, under the Rule, the threshold for what is considered “nominal” is based upon the pertinent facts and circumstances in the subject case.

In SEC Release No. 33-8869, discussing the application of the Rule 144 resale provision to shell companies, several commenters were concerned that the definition of a shell company would capture virtually every company during its start-up phase and that the definition was therefore too broad. The SEC specifically addressed this situation in footnote 172 to such release by saying, in applicable part:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

Moreover, as aptly described in Footnote 32 to the Release, the SEC expounds its rationale for declining to quantitatively define the term “nominal” regarding a shell company:

We have become aware of a practice in which a promoter of a company and/or affiliates of the promoter appear to place assets or operations within an entity with the intent of causing that entity to fall outside of the definition of “blank check company” in Securities Act Rule 419. The promoter will then seek a business combination transaction for the company, with the assets or operations being returned to the promoter or affiliate upon the completion of that business combination transaction. It is likely that similar schemes will be undertaken with the intention of evading the definition of a shell company that we are adopting today. In our view, where promoters (or their affiliates) of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered “nominal” for purposes of the definition of shell company.

As disclosed in its Annual Report on Form 10-K for the year ended December 31, 2019 (filed on April 14, 2020), the Company, prior to the merger that was the subject matter of the Form 8-K report, was actively engaged in the implementation and deployment of its business plan. These included, among other things, the development and marketing of a software app product (HURRYAP - App builder) designed to be an application builder which includes a hosting feature, a web builder application (MYWHEN) where one can create a personal website and KidsDefend, a product where parents or guardians can monitor their children by tracking GPS location and monitoring conversations. As disclosed in the above referenced Annual Report on Form 10-K, the Company incurred operational costs for the year ended December 31, 2019 of approximately $43,000 (not including professional fees of an additional approximately $109,000).

Respectfully, the Company submits that such operations are more than “nominal” and that it does not fall within the class of companies to which the SEC was referring to in Release Footnote 32

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Please feel free to contact us directly or our counsel David Aboudi with any questions or comments. Thank you in advance for your assistance.

Respectfully Submitted

/s/ Giora Rozensweig
Giora Rozensweig, Interim CEO

Cc: David Aboudi, Esq.

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